UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

AMENDMENT NO. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 333-263457

JE CLEANTECH HOLDINGS LIMITED

(Translation of registrant’s name into English)

3 Woodlands Sector 1

                   Singapore 738361

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This Form 6-K relates to filing the Underwriting Agreement as a material contract and press releases made concerning the Initial Public Offering of JE Cleantech Holdings Limited in the United States.

Entry into a Material Definitive Agreement.

Entry into Underwriting Agreement

On April 21, 2022, JE Cleantech Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Triple Business Limited, a company incorporated under the laws of the British Virgin Islands, as the selling shareholder (the “Selling Shareholder”), and ViewTrade Securities, Inc., as representative (the “Representative”) of the underwriters listed on Annex A thereto (the “Underwriters”). The Underwriting Agreement relates to a firm commitment underwritten public offering (the “Offering”) of 3,000,000 ordinary shares of the Company being sold by the Company and 750,000 ordinary shares being sold by the Selling Shareholder. The offering price to the public is $4.00 per share. In addition, the Company granted the Underwriters a 45-day option to purchase up to an additional 562,500 ordinary shares at the public offering price, less underwriting discounts and commissions. The Offering is expected to close on or about April 26, 2022, subject to customary closing conditions. The Company will not receive any proceeds from the sale of the ordinary shares by the Selling Shareholder.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333- 263457) (the “Registration Statement”) initially filed with the Securities and Exchange Commission on March 10, 2022 and declared effective on March 31, 2022.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1, and is incorporated herein by reference.

Other Events.

Issuance of Press Releases

On April 22, 2022, the Company issued a press release announcing the pricing of the Offering. The press release, furnished in this report as Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

On April 26, 2022, the Company issued a press release announcing the closing of its Initial Public Offering. The press release, furnished in this report as Exhibit 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2022	JE CLEANTECH HOLDINGS LIMITED

	By:	/s/ HONG Bee Yin
HONG Bee Yin
Chief Executive Officer and Director

Exhibit No.	Description
1.1	Underwriting Agreement, dated April 21, 2022, by and among JE Cleantech Holdings Limited, Triple Business Limited and ViewTrade Securities, Inc.*

99.1	Press Release dated April 22, 2022*

99.2	Press Release dated April 26, 2022**

*	Filed with Form 6-K on April 25, 2022
**	Filed herewith